UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2011
Commission File Number 000-51138
GRAVITY Co., Ltd.

(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS THIRD QUARTER OF 2011 RESULTS
Seoul, South Korea — November 9, 2011 — GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online game developer and publisher based in South Korea, today announced its unaudited financial results for the third quarter ended September 30, 2011, prepared in accordance with generally accepted accounting principles in the United States.
Revenues for the third quarter ended September 30, 2011 were KRW 14,785 million (US$ 13,410 thousand), representing a 1.4% increase from KRW 14,584 million for the second quarter ended June 30, 2011 (“QoQ”) and a 8.2% increase from KRW 13,668 million for the third quarter ended September 30, 2010 (“YoY”).
Review of financial results
Revenues
Royalties and license fee revenues for the third quarter of 2011 were KRW 9,535 million (US$ 8,648 thousand), representing a 5.6% increase QoQ from KRW 9,033 million and a 1.9% increase YoY from KRW 9,359 million. The increase QoQ was primarily driven by the weakening of the Korean Won against the Japanese Yen. The increase YoY was mainly attributable to the revenues from Dragonica resulting from our acquisition of Gravity Games Corp., the developer of Dragonica, in October 2010 and the revenues from H.A.V.E. Online, which was commercially launched in March 2011 in Japan. The increase YoY was partially offset by the decreased revenues from Ragnarok Online in Japan.
Subscription revenues for the third quarter of 2011 were KRW 2,753 million (US$ 2,497 thousand), representing a 5.8% decrease QoQ from KRW 2,922 million and a 37.4% increase YoY from KRW 2,004 million. The decrease QoQ was mainly due to Gravity EU SASU, our former wholly-owned subsidiary in France, no longer being consolidated as a result of the Company’s ownership reduction to 25% in July 2011. The increase YoY primarily resulted from increased revenues from Ragnarok Online in Korea and the U.S. and Canada due to our ceasing subscription-based fee model in Korea in November 2010 and in the U.S. and Canada April 2011 and offering the game with free-to-play servers, which only apply micro-transaction model encouraging our users in these markets to play the game without paying subscription fees or buying playing time and to purchase in-game items. The increase YoY in the revenues from Ragnarok Online in the U.S. and Canada was also attributable to the more frequent updates and introduction of popular in-game items.
Mobile game revenues were KRW 2,357 million (US$ 2,138 thousand) for the third quarter of 2011, representing a 4.5% decrease QoQ from KRW 2,469 million and a 9.0% increase YoY from KRW 2,163 million.
Character merchandising and other revenues were KRW 140 million (US$ 127 thousand) for the third quarter of 2011, representing a 12.5% decrease QoQ from KRW 160 million and a 1.4% decrease YoY from KRW 142 million.

Cost of Revenues and Operating Expenses
Cost of revenues was KRW 6,430 million (US$ 5,832 thousand) for the third quarter of 2011, representing a 3.1% increase QoQ from KRW 6,234 million and a 42.8% increase YoY from KRW 4,502 million. The increase QoQ was primarily attributable to increase in commissions paid and was partially offset by decrease in outsourcing fee. The increase YoY mostly resulted from increased commission paid and increased salaries for NeoCyon, Inc., the Company’s subsidiary in Korea for mobile game business, and increase in salaries due to acquisition of Gravity Games Corp., the Company’s subsidiary in Korea for online game development, in October 2010.
Operating expenses were KRW 5,375 million (US$ 4,875 thousand) for the third quarter of 2011, representing a 16.0% decrease QoQ from KRW 6,398 million and a 5.6% decrease YoY from KRW 5,692 million. The decrease QoQ was primarily due to decrease in commissions paid as well as gain on disposition of investment related to decrease in the Company’s equity interest in Gravity EU SASU. The decrease QoQ was partially offset by impairment loss on intangible assets related to capitalized research and development cost of Eternal Destiny. The decrease YoY was mainly contributable to decrease in research and development expenses mostly related to a console game based on one of our online games.
Income before income tax expenses and others was KRW 3,904 million (US$ 3,541 thousand) for the third quarter of 2011, which represents a 63.8% increase QoQ from KRW 2,384 million and a 4.1% decrease YoY from KRW 4,071 million.
As a result of the foregoing factors, Gravity recorded a net income attributable to parent company of KRW 3,417 million (US$ 3,099 thousand) for the third quarter of 2011 compared to KRW 1,721 million for the second quarter of 2011 and KRW 2,646 million for the third quarter of 2010.
The balance of cash and cash equivalents and short-term financial instruments was KRW 57,695 million (US$ 52,331 thousand) as of September 30, 2011.
Note: For convenience purposes only, the KRW amounts have been expressed in the U.S. dollars at the exchange rate of KRW 1,102.5 to US$ 1.00, the noon buying rate in effect on October 28, 2011, as quoted by the Federal Reserve Bank of New York.
About GRAVITY Co., Ltd. ---------------------------------------------------
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok Online™, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 80 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Ms. Yoon Joo Lee
IR Manager
Gravity Co., Ltd.
Email: yoonjoo.lee@gravity.co.kr
Telephone: +82-2-2132-7800
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GRAVITY Co., Ltd.
Consolidated Balance Sheet
(In millions of KRW and in thousands of US$)

	As of
	31-Dec-10		30-Sep-11
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	44,122	40,020	38,695	35,097
Short-term financial instruments	12,500	11,338	19,000	17,234
Short-term available-for-sale investments	5,000	4,535	4,996	4,531
Accounts receivable, net	8,242	7,476	5,315	4,821
Other current assets	6,479	5,876	7,120	6,458

Total current assets	76,343	69,245	75,126	68,141

Property and equipment, net	2,672	2,424	2,886	2,618
Leasehold and other deposits	1,711	1,552	1,634	1,482
Intangible assets	41,831	37,942	43,971	39,883
Equity method investments	1,336	1,212	1,626	1,475
Other non-current assets	1,597	1,448	427	387

Total assets	125,490	113,823	125,670	113,986

Liabilities and Equity
Current liabilities:
Accounts payable	6,641	6,024	3,443	3,123
Deferred revenue	5,611	5,089	4,807	4,360
Other current liabilities	1,813	1,644	1,415	1,283

Total current liabilities	14,065	12,757	9,665	8,766

Long-term deferred income	8,993	8,157	7,827	7,099
Accrued severance benefits	1,031	935	829	752
Other non-current liabilities	2,989	2,711	2,308	2,094

Total liabilities	27,078	24,560	20,629	18,711

Common shares	3,474	3,151	3,474	3,151
Additional paid-in capital	75,395	68,385	75,395	68,385
Retained earnings	4,995	4,531	12,541	11,375
Accumulated other comprehensive income	3,552	3,222	3,166	2,872

Total parent company shareholders’ equity	87,416	79,289	94,576	85,783

Non-controlling interest	10,996	9,974	10,465	9,492

Total equity	98,412	89,263	105,041	95,275

Total liabilities and equity	125,490	113,823	125,670	113,986

*
For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,102.5 to US$1.00, the noon buying rate in effect on October 28, 2010 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Operations
(In millions of KRW and in thousands of US$, except for share and ADS data)

	Three months ended				Nine months ended
	30-Jun-11	30-Sep-10	30-Sep-11		30-Sep-10	30-Sep-11
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games-subscription revenue	2,922	2,004	2,753	2,497	7,129	8,985	8,150
Online games-royalties and license fees	9,033	9,359	9,535	8,648	22,415	27,287	24,750
Mobile games	2,469	2,163	2,357	2,138	5,842	6,526	5,919
Character merchandising and other revenue	160	142	140	127	727	381	345

Total net revenue	14,584	13,668	14,785	13,410	36,113	43,179	39,164

Cost of revenues	6,234	4,502	6,430	5,832	14,305	18,047	16,369

Gross profit	8,350	9,166	8,355	7,578	21,808	25,132	22,795

Operating expenses:
Selling, general and administrative	5,671	4,737	4,820	4,372	14,363	15,240	13,823
Research and development	727	955	555	503	2,437	2,312	2,097

Operating income	1,952	3,474	2,980	2,703	5,008	7,580	6,875

Other income (expenses)
Interest income	464	494	485	440	1,522	1,365	1,238
Interest expense	(15)	(9)	(13)	(12)	(17)	(45)	(41)
Foreign currency gain (loss), net	(7)	(63)	548	497	218	483	438
Others, net	(10)	175	(96)	(87)	236	(93)	(84)

Income before income tax expense, and equity income (loss) on investments	2,384	4,071	3,904	3,541	6,967	9,290	8,426

Income tax expenses	869	1,207	475	431	2,950	2,146	1,946

Income before equity income (loss) on investments	1,515	2,864	3,429	3,110	4,017	7,144	6,480

Equity income (loss) on investments	(9)	195	(109)	(99)	474	(130)	(118)

Net income	1,506	2,669	3,320	3,011	3,543	7,014	6,362
LESS: Net income (loss) attributable to the non-controlling interest	(215)	23	(97)	(88)	51	(532)	(482)

Net income attributable to parent company	1,721	2,646	3,417	3,099	3,492	7,546	6,844

Earnings per share
- Basic and diluted	247	381	492	0.45	503	1,086	0.98

Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900

Earnings per ADS(1)
- Basic and diluted	62	95	123	0.11	126	272	0.25

*
For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW1,102.5 to US$1.00, the noon buying rate in effect on October 28, 2010 as quoted by the Federal Reserve Bank of New York.

(1)	Each ADS represents one-fourth of a common share.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: November 9, 2011	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer